Delisting Determination, The Nasdaq Stock Market, LLC, September 17, 2026 Pitanium Limited
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Ordinary Shares of Pitanium Limited effective at the opening of the trading session on October 12, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-4.The Company was notified of the Staff determination on July 7, 2026.
The Company did not appeal the Staff Delist Determination Letter.
The Company Class A Ordinary Shares were suspended on July 16, 2026. The Staff determination to delist the Company Class A Ordinary Shares became final on July 16, 2026.